July 8, 2008
Mr. Tim Buchmiller
Senior Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549

Re:	LSI Corporation Form 10-K for the year ended December 31, 2007 Filed February 29, 2008 File No. 1-10317
Dear Mr. Buchmiller:
This letter is in response to your June 30, 2008 letter addressed to our President and Chief Executive Officer, Abhijit Y. Talwalkar. For your convenience, we have included your comments along with our responses to those comments.
Form 10-K for the year ended December 31, 2007
Item 7. Management’s Discussion and Analysis, page 23
Overview, page 23
1.	We note that your although your “Overview” section mentions the material corporate events that occurred during your most recent fiscal year, such as the acquisitions and dispositions of businesses, the incurrence of significant impairment charges to goodwill, and the transitioning of your assembly and test operations to third parties, your disclosure does not include a balanced, executive-level discussion that provides analysis of these events or the other important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Please expand your disclosure in future filings, as applicable, to provide an executive level analysis of the material corporate events that took place during the fiscal period presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions

Mr. Tim Buchmiller
July 8, 2008

they are taking in response to them. Please also provide an executive-level discussion of the business, industry and technological trends that are driving the sales of your products and that are affecting your operating results. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of the executive summary.
          In future filings, the Company will expand disclosures in the overview section of Management’s Discussions and Analysis to include a more robust executive-level discussion addressing the guidance outlined in Interpretative Release No. 33-8350.
Results of Operations, page 24
2.	Throughout your discussion of your results of operations, you refer to changes that offset your result. For example, we note your disclosure on page 25 that your increase in revenues in your semiconductor segment was offset by decreases in demand for certain products as well as a decrease in revenues due to the sale of your consumer products group. In future filings, to the extent known, please quantify these various components to give readers a better understanding of your results.
          We quantify material items affecting financial statement line items where practicable. We will continue to refine our processes and provide more quantification in future filings.
Item 11. Executive Compensation, page 99
3.	We refer to your disclosure under the caption “Equity Awards” on page 38 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
          We have reviewed our disclosure in light of your comment and believe that the disclosure on page 38 of our proxy statement appropriately addresses the matters covered by paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K, both for grants made in 2007 and grants made in 2008. The disclosure describes how our Compensation Committee determined the size of the awards-to result in the value of the awards being in our target compensation zone—and factors

Mr. Tim Buchmiller
July 8, 2008

that resulted in awards to individual officers being adjusted higher or lower—for example, the retention payments made earlier in 2007 to several of the individuals and other equity awards held.
We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact me directly if you have any questions at (408) 433-8000.

Very truly yours,
/s/ Bryon Look
Bryon Look
Executive Vice President & Chief Financial Officer